EXHIBIT 99.1

Valentia Telecommunications and eircom Funding
Announce Extension of Consent Solicitation Relating to their High
Yield Notes

Ireland—3 February 2004. Valentia Telecommunications ("Valentia") and eircom Funding ("eircom") announced today that they have extended to February 13, 5.00 p.m. New York City time (the "Expiration Date"), the period for the solicitation of consents (the "Solicitation") to proposed amendments to the indentures governing Valentia's €550,000,000 7.25% Senior Notes Due 2013 and eircom's €285,000,000 8.25% Senior Subordinated Notes Due 2013 and $250,000,000 8.25% Senior Subordinated Notes Due 2013.

All other terms of the Solicitation remain unchanged. These terms are set out in a consent solicitation statement, dated January 22, 2004 (the "Consent Solicitation Statement"). Consents given previously remain valid, unless properly revoked in accordance with the terms and conditions set out in the Consent Solicitation Statement. The record date for the Solicitation continues to be January 21, 2004. The Expiration Date may be further extended at the discretion of Valentia and eircom, as set out in the Consent Solicitation Statement.

Questions regarding the Solicitation may be directed to, and copies of the Consent Solicitation Statement, which we urge holders to consult, may be requested from, Goldman Sachs International at +44 (0) 20 7774 9054 or + 1800 828 3182 or Citigroup at +44 (0) 20 7986 8969, + 1 212 723 6106 (collect) or + 1800 558 3745 (toll free).

CONTACT:	Valentia Telecommunications and eircom Funding Jennifer Creevey (+353) 1 701 5107

Stabilisation/FSA